# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0002120901
Persons authorized to receive notices and communications: Yuao Wu, Amber International Holding Limited, 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881, 65 60220228

## Reporting persons
- Yuao Wu (CIK 0002120901): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 23,469,189; shared voting power 70,729,233; sole dispositive power 23,469,189; shared dispositive power 70,729,233; aggregate amount beneficially owned 94,198,422 (19.1% of the class)
  Comment: Row 1 -- Yuao Wu is also known as Michael Wu and was listed in the initial Schedule 13D (as defined below) as "Yuao Wu (Michael)".
  
  Rows 7 through 11 -- As of the date of this Amendment, the aggregate amount beneficially owned by Mr. Yuao Wu represents (i) 36,233,237 Class B Ordinary Shares held by Mars Wayfinder Limited, (ii) 20,888,979 Class A Ordinary Shares held by Amber Fort Limited, (iii) 2,287,892 Class A Ordinary Shares held by Amber Primary Unit Holding Limited, (iv) 6,698,479 Class A Ordinary Shares held by Digital Future Alliance Limited, (v) 4,620,646 Class A Ordinary Shares held by Amber Alliance Limited and (vi) 23,469,189 Class B Ordinary Shares held directly by Mr. Wu. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Mars Wayfinder Limited holds all of the voting shares of Amber Fort Limited, representing all of its voting power, but does not wholly own Amber Fort Limited. Mr. Wu is the sole shareholder of Mars Wayfinder Limited and Amber Primary Unit Holding Limited, the sole voting shareholder of Digital Future Alliance Limited and Amber Alliance Limited and the sole director of each of Amber Fort Limited, Amber Primary Unit Holding Limited, Digital Future Alliance Limited, Amber Alliance Limited and Mars Wayfinder Limited and may be deemed to beneficially own the shares held by each such entity. Mr. Wu disclaims beneficial ownership of the shares held through those entities except to the extent of his pecuniary interest therein.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of (i) 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's annual report on Form 20-F filed on May 13, 2026 and stated by the Issuer to remain unchanged as of the date of this Amendment, plus (ii) 59,702,426 Class B Ordinary Shares deemed converted into Class A Ordinary Shares solely for purposes of this calculation.
- Amber Fort Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 20,888,979; sole dispositive power 0; shared dispositive power 20,888,979; aggregate amount beneficially owned 20,888,979 (4.8% of the class)
  Comment: Rows 8, 10 and 11 -- As of the date of this Amendment, Amber Fort Limited's beneficial ownership represents 20,888,979 Class A Ordinary Shares it holds directly. Mars Wayfinder Limited holds all of the voting shares of Amber Fort Limited, representing all of its voting power, but does not wholly own Amber Fort Limited. Accordingly, Mars Wayfinder Limited may be deemed to beneficially own these Class A Ordinary Shares. Mr. Wu is the sole shareholder and sole director of Mars Wayfinder Limited and the sole director of Amber Fort Limited.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A Ordinary Shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's annual report on Form 20-F filed on May 13, 2026 and stated by the Issuer to remain unchanged as of the date of this Amendment.
- Mars Wayfinder Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 57,122,216; sole dispositive power 0; shared dispositive power 57,122,216; aggregate amount beneficially owned 57,122,216 (12.2% of the class)
  Comment: Rows 8, 10 and 11 -- As of the date of this Amendment, Mars Wayfinder Limited's beneficial ownership represents (i) 36,233,237 Class B Ordinary Shares it holds directly and (ii) 20,888,979 Class A Ordinary Shares held by Amber Fort Limited. Mars Wayfinder Limited holds all of the voting shares of Amber Fort Limited, representing all of its voting power, but does not wholly own Amber Fort Limited. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Mr. Wu is the sole shareholder and sole director of Mars Wayfinder Limited.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of (i) 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's annual report on Form 20-F filed on May 13, 2026 and stated by the Issuer to remain unchanged as of the date of this Amendment, plus (ii) 36,233,237 Class B Ordinary Shares deemed converted into Class A Ordinary Shares solely for purposes of this calculation.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on March 19, 2025, as amended on June 1, 2026 (the "Schedule 13D"), on behalf of (i) Mr. Yuao Wu, a citizen of Hong Kong, (ii) Amber Fort Limited, a Cayman Islands company and (iii) Mars Wayfinder Limited (formerly known as Amber Major Limited), a British Virgin Islands company ("Mars"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D. Mars is joining this joint filing as a Reporting Person. Its prior indirect beneficial ownership is described in Items 2 and 3 below.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended to add the following:

AGL and Amber Primary Unit Holding Limited ceased to be Reporting Persons following the filing of Amendment No. 1 on June 1, 2026. The Reporting Persons for this Amendment are Mr. Yuao Wu, Amber Fort Limited and Mars. Each of such Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Mr. Wu is the sole shareholder and sole director of Mars. Mars acquired all voting shares of Amber Fort Limited from Mr. Wu on May 20, 2021 and has held those voting shares since that date. Those shares represent all of Amber Fort Limited's voting power, but Mars does not wholly own Amber Fort Limited. Accordingly, Mars may be deemed to beneficially own the Issuer securities beneficially owned by Amber Fort Limited, including before the June 10, 2026 transfer described below.
Residence or business address: Mars's principal office address is c/o Mr. Yuao Wu, Amber International Holding Limited, 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881.
Present principal occupation or employment: Mars's principal business is investment holding. Mr. Wu is its sole shareholder and sole director and is the chairman and chief executive officer of the Issuer, whose principal business address is set out in Item 1.
Criminal convictions in the last five years: During the last five years, neither Mars nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Mars nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order of the type described in Item 2(e).
Citizenship: Mars is organized under the laws of the British Virgin Islands. Mr. Wu is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

Mars's indirect beneficial ownership through Amber Fort Limited arose upon completion of the Merger on March 12, 2025. The descriptions of the Merger and the subsequent Share Distribution, including the related consideration, in Item 3 of the initial Schedule 13D and Amendment No. 1 are incorporated by reference herein. On June 10, 2026, Mars received 36,233,237 Class B Ordinary Shares from Amber Fort Limited as a dividend to a designated shareholder, without additional consideration. The incentive award to Mr. Wu is described in Items 4 and 5(c) below. The information set forth in Items 4, 5(c) and 6 of this Amendment is hereby incorporated by reference into this Item 3.

On May 29, 2026, Amber Alliance Limited received 4,620,646 Class A Ordinary Shares in the Share Distribution described in Amendment No. 1. Mr. Wu is its sole voting shareholder and sole director. This Amendment supplements Amendment No. 1 to include those shares in Mr. Wu's reported beneficial ownership.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

The information set forth in or incorporated by reference into Items 3, 5(c) and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

The transfers by Amber Fort Limited to Mars and Amber Zillion Limited described in Item 5(c) were dividends paid to those designated shareholders in the form of the relevant shares. The transfers on September 30, 2026 described in Item 5(c) were made in settlement of PSUs of Amber Global Limited.

On October 23, 2026, the Issuer's shareholders approved a one-off incentive award of 23,469,189 Class B Ordinary Shares to Mr. Wu, which vested in full and were issued to him on that date. The award is intended to align his voting influence with his leadership responsibilities. These shares are held directly by Mr. Wu and are included in his beneficial ownership reported in this Amendment. Resolution 1 and the related explanatory note in the notice of meeting, and the corresponding resolution in the announcement of the meeting results, are incorporated by reference as Exhibits 99.8 and 99.9, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows 7 through 13 of the cover pages of this Amendment are hereby incorporated by reference into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Class A Ordinary Shares held by each other Reporting Person.

As of the date of this Amendment, Mr. Wu beneficially owned 94,198,422 Class A Ordinary Shares, including 59,702,426 Class B Ordinary Shares on an as-converted basis. Mars beneficially owned 57,122,216 of those shares, comprising 36,233,237 Class B Ordinary Shares held directly, on an as-converted basis, and 20,888,979 Class A Ordinary Shares held by Amber Fort Limited. These overlapping interests are counted only once in Mr. Wu's aggregate beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
The following transactions occurred after the filing of Amendment No. 1. All share numbers below refer to ordinary shares, not ADSs. The transfers described below were privately effected.

On June 2, 2026, Amber Primary Unit Holding Limited transferred 11,729,691 Class A Ordinary Shares to Celeste Core Inc. for nominal aggregate consideration of US$1.00. Following the transfer on that date, Mr. Wu's aggregate beneficial ownership decreased by 11,729,691 Class A Ordinary Shares.

On June 10, 2026, Amber Fort Limited transferred 36,233,237 Class B Ordinary Shares to Mars as a dividend to a designated shareholder, without additional consideration. This transfer changed the direct holder of those shares without changing Mr. Wu's aggregate beneficial ownership. Separately, on June 2, June 4, June 10 and June 11, 2026, Amber Fort Limited transferred 6,225,342, 18,147,222, 19,753,953 and 4,536,770 Class A Ordinary Shares, respectively, to Amber Zillion Limited as dividends to a designated shareholder, without additional consideration. Amber Zillion Limited is not controlled by Mr. Wu, and the transferred shares are not beneficially owned by him. These Class A transfers reduced his aggregate beneficial ownership by 48,663,287 shares.
On September 30, 2026, Amber Primary Unit Holding Limited transferred 1,360,337 Class A Ordinary Shares to Hanover Moon Limited without cash consideration in settlement of PSUs of Amber Global Limited. On the same date, Amber Primary Unit Holding Limited transferred 4,081,011 Class A Ordinary Shares to Mirabilis Mythos Limited without cash consideration in settlement of PSUs of Amber Global Limited. Following these transfers, those shares ceased to be beneficially owned by Mr. Wu, reducing his aggregate beneficial ownership by 5,441,348 Class A Ordinary Shares.

On October 23, 2026, Mr. Wu acquired beneficial ownership of the 23,469,189 Class B Ordinary Shares subject to the incentive award described in Item 4. As of the date of this Amendment, after giving effect to the foregoing transactions and the incentive award, Mr. Wu beneficially owned 94,198,422 Class A Ordinary Shares, including 59,702,426 Class B Ordinary Shares on an as-converted basis.

Except as disclosed in the Schedule 13D or this Amendment, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D or this Amendment, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 11, 2026, Amber Fort Limited ceased to be the beneficial owner of more than five percent of the outstanding Class A Ordinary Shares of the Issuer. This Amendment constitutes an exit filing for Amber Fort Limited.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

In connection with this Amendment, the Reporting Persons, namely Mr. Yuao Wu, Amber Fort Limited and Mars, have entered into a Joint Filing Agreement (the "Joint Filing Agreement"), pursuant to which such persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 6. The Joint Filing Agreement shall become effective, and the joint filing agreement dated May 29, 2026 previously filed as Exhibit 99.1 to Amendment No. 1 filed on June 1, 2026 shall terminate, in each case, upon the filing of this Amendment.

The information set forth in Items 3, 4 and 5(c) of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by replacing Exhibit 99.1 with the Joint Filing Agreement filed herewith and adding Exhibits 99.8 and 99.9, as follows:

99.1 Joint Filing Agreement, by and among Mr. Yuao Wu, Amber Fort Limited and Mars Wayfinder Limited.

99.8 Notice of annual general meeting dated September 28, 2026, solely with respect to Resolution 1 and the related explanatory note (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K furnished September 28, 2026, accession number 0001104659-26-111204).

99.9 Announcement of the results of the annual general meeting dated October 23, 2026, solely with respect to the resolution approving the incentive award to Mr. Wu (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K furnished October 23, 2026, accession number 0001104659-26-118256).

## Signatures
- Yuao Wu: /s/ Yuao Wu, Yuao Wu (10/28/2026)
- Amber Fort Limited: /s/ Yuao Wu, Yuao Wu, Director (10/28/2026)
- Mars Wayfinder Limited: /s/ Yuao Wu, Yuao Wu, Director (10/28/2026)